FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D. C. 20549

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934
For the month of June 2009

Commission File Number 001-10137

EXCEL MARITIME CARRIERS LTD.
(Translation of registrant's name into English)

Par La Ville Place
14 Par-La-Ville Road
Hamilton, HM JX, Bermuda

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☑     Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ___

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)7: ____

INFORMATION CONTAINED IN THIS FORM 6-K REPORT

Attached hereto as Exhibit 1 is Management's Discussion and Analysis of Financial Condition and Results of Operation and consolidated financial statements and related information and data of Excel Maritime Carriers Ltd. (the "Company") as of and for the three month period ended March 31, 2009.

Attached hereto as Exhibit 2 is a Form of Warrant of the Company issued to Lhada Holdings Inc. and Tanew Holdings Inc. in the amount of 5,500,000 warrants on March 31, 2009.

This Report on Form 6-K is hereby incorporated by reference into the Company's Registration Statements on Form F-3 (Registration No. 333-144909) filed on July 27, 2007 and Form F-3 (Registration No. 333-159212 and Registration No. 333-159213) filed on May 13, 2009.

CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING STATEMENTS

Matters discussed in this document may constitute forward-looking statements.

The Private Securities Litigation Reform Act of 1995 provides safe harbor protections for forward-looking statements in order to encourage companies to provide prospective information about their business. Forward-looking statements include statements concerning plans, objectives, goals, strategies, future events or performance, and underlying assumptions and other statements, which are other than statements of historical facts.

Please note in this document, "we", "us", "our", "the Company" and "Excel" all refer to Excel Maritime Carriers Ltd. and its consolidated subsidiaries.

Excel Maritime Carriers Ltd., or the Company, desires to take advantage of the safe harbor provisions of the Private Securities Litigation Reform Act of 1995 and is including this cautionary statement in connection with this safe harbor legislation. This document and any other written or oral statements made by us or on our behalf may include forward-looking statements, which reflect our current views with respect to future events and financial performance. The words "believe", "anticipate", "intends", "estimate", "forecast", "project", "plan", "potential", "will", "may", "should", "expect" and similar expressions identify forward-looking statements.

The forward-looking statements in this document are based upon various assumptions, many of which are based, in turn, upon further assumptions, including without limitation, managements examination of historical operating trends, data contained in our records and other data available from third parties. Although we believe that these assumptions were reasonable when made, because these assumptions are inherently subject to significant uncertainties and contingencies which are difficult or impossible to predict and are beyond our control, we cannot assure you that we will achieve or accomplish these expectations, beliefs or projections.

In addition to these important factors and matters discussed elsewhere herein and in the documents incorporated by reference herein, important factors that, in our view, could cause actual results to differ materially from those discussed in the forward-looking statements include the strength of world economies and currencies, general market conditions, including fluctuations in charter hire rates and vessel values, changes in the Company's operating expenses, including bunker prices, drydocking and insurance costs, performance of their obligations by counterparties to our charters, our ability to obtain any necessary financing or to comply with covenants therein, changes in governmental rules and regulations, changes in income tax legislation or actions taken by regulatory authorities, potential liability from pending or future litigation, general domestic and international political conditions, potential disruption of shipping routes due to accidents or political events, and other important factors described from time to time in the reports filed by the Company with the U.S. Securities and Exchange Commission, or the SEC.

Exhibit 1

MANAGEMENT'S DISCUSSION AND ANALYSIS OF
FINANCIAL CONDITION AND RESULTS OF OPERATIONS

The following is a discussion of our financial condition at March 31, 2009 and December 31, 2008 and our results of operations comparing the three months ended March 31, 2009 with the three months ended March 31, 2008. You should read this section in conjunction with the unaudited interim consolidated financial statements including the related notes to those financial statements included elsewhere in this report. This discussion includes forward-looking statements that involve risks and uncertainties. Our actual results may differ materially from those anticipated in these forward-looking statements as a result of many factors, such as those set forth in the "Risk Factors" section of the Company's Annual Report on Form 20-F filed on May 1, 2009. There have been no material changes from the "Risk Factors" previously disclosed in our Form 20-F for the year ended December 31, 2008.

A. Factors Affecting Our Results of Operations

Voyage revenues from vessels

Gross revenues from vessels consist primarily of (i) hire earned under time charter contracts, where charterers pay a fixed daily hire or (ii) amounts earned under voyage charter contracts, where charterers pay a fixed amount per ton of cargo carried. Gross revenues are also affected by the proportion between voyage and time charters, since revenues from voyage charters are generally higher than equivalent time charter hire revenues, as they are of a shorter duration and cover all costs relating to a given voyage, including port expenses, canal dues and fuel (bunker) costs. Accordingly, period-to-period comparisons of gross revenues are not necessarily indicative of the fleet's performance. The time charter equivalent per vessel, or TCE, which is defined as gross revenue per day less commissions and voyage costs, provides a more accurate measure for comparison.

 Subsequent to December 31, 2008, the Company reached an agreement (effective as of January 26th, 2009) with the charterers of the Kirmar, reducing the daily hire from $105,000 per day gross to $49,000 per day net, while at the same time, extending the duration of the charter by 24 months.  Additionally, the Company, during the full revised charter party period, as part of a profit sharing agreement, is entitled to receive all daily hire proceeds in excess of $59,000 net.  Lastly, the Company has received a sum of $15.0 million, serving as security for the performance of the amended terms of the charter party, which will be amortized to income over the charter period.

 In addition, on April 16, 2009 the vessel Sandra terminated her existing time charter with respect to which the Company received an amount of approximately $2.0 million as compensation for the early termination and entered into a new one at a daily rate of $32,000 expiring in September 2010.  A second charter on the vessel has been fixed upon completion of her current charter at a rate of $25,000 through February 2016.

 Voyage expenses and commissions to a related party

Voyage expenses consist of all costs relating to a given voyage, including port expenses, canal dues, fuel costs, net of gains or losses from the sale of bunkers to charterers, and commissions. Under voyage charters, the owner of the vessel pays such expenses whereas under time charters the charterer pays such expenses excluding commissions. Therefore, voyage expenses can fluctuate significantly from period to period depending on the type of charter arrangement.

 Vessel operating expenses

Vessel operating expenses consist primarily of crewing, repairs and maintenance, lubricants, victualling, stores and spares and insurance expenses. The vessel owner is responsible for all vessel operating expenses under voyage charters and time charters.

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Depreciation

Vessel acquisition cost and subsequent improvements are depreciated on a straight-line basis over the remaining useful life of each vessel, estimated to be 28 years from the date of construction. In computing vessel depreciation, the estimated salvage value is also taken into consideration. Effective October 1, 2008 and following management's reassessment of the residual value of the vessels, the estimated salvage value per light weight ton (LWT) was increased to $200 from $120. Management estimate was based on the average demolition prices prevailed in the market during the last five years for which historical data were available.

Depreciation of office, furniture and equipment is calculated on a straight line basis over the estimated useful life of the specific asset placed in service, which ranges from three to nine years.

Dry-docking and special survey costs

Effective January 1, 2009, the Company changed the method of accounting for dry-docking and special survey costs from the deferral method, under which costs associated with the dry-docking and special survey of a vessel are deferred and charged to expense over the period to a vessel's next scheduled dry-docking, to the direct expense method, under which the dry-docking and special survey costs will be expensed as incurred. Management considers this as a preferable method because (i) it eliminates the subjectivity in the financial statements that occurs when determining which costs are eligible for deferral; such elimination of subjectivity enhances transparency in the balance sheet; (ii) is consistent with recent accounting policy and informal trends in the shipping industry and (iii) is consistent with the asset and liability framework in the concept statements.

The following table sets forth our selected historical consolidated financial data and other operating information at the dates and for the periods shown.

Selected Historical Financial Data and Other Operating Information (1)
	Three months ended March 31,
	2008 (2)	2009
INCOME STATEMENT DATA:
(In thousands of U.S.Dollars, except for share and per share data)
Voyage revenues	$69,524	$92,806
Time charter amortization	-	129,137
Revenues from managing related party vessels	233	165
Voyage expenses	(4,168)	(4,826)
Charter hire expense	-	(8,096)
Charter hire amortization	-	(9,846)
Commissions – related party	(868)	(458)
Vessel operating expenses	(9,047)	(21,145)
Depreciation	(7,992)	(30,533)
Dry docking and special survey costs	(3,629)	(4,106)
General and administrative expenses	(3,767)	(7,291)
Gain on sale of vessel	-	61
Operating income	40,286	135,868
Interest and finance costs, net	(3,091)	(17,947)
Interest rate swap gains (losses)	(1,903)	558
Foreign exchange gains (losses)	(138)	88
Other, net	(72)	(440)
US source income taxes	(245)	(176)
Income from investment in affiliate	229	-
Net income	35,066	117,951
Loss assumed by non-controlling interests	-	41
Net income attributable to Excel	$35,066	$117,992

Earnings per common share, basic	$1.76	$2.57
Weighted average number of shares, basic	19,955,190	45,835,762
Earnings per common share, diluted	$1.76	$2.57
Weighted average number of shares, diluted	19,965,852	45,835,762

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Selected Historical Financial Data and Other Operating Information
	December 31, 2008 (2)	March 31, 2009
BALANCE SHEET DATA, at end of period:
(In thousands of U.S.Dollars)
Cash and cash equivalents	$109,792	$130,249
Current assets, including cash	127,050	140,580
Fixed assets, net	2,895,337	2,861,884
Total assets	3,316,809	3,287,040
Current liabilities, including current portion of long-term debt	314,903	274,454
Total long-term debt, excluding current portion	1,256,707	1,236,640
Total stockholders' equity	1,053,398	1,219,179

	Three months ended March 31,
	2008 (2)	2009
OTHER FINANCIAL DATA:
(In thousands of U.S.Dollars, except average daily results)
Net cash provided by operating activities	$53,749	$40,234
Net cash provided by (used in) investing activities	(5,969)	2,961
Net cash used in financing activities	(13,125)	(22,738)

FLEET DATA:
Average number of vessels (3)	18	47.8
Available days for fleet (4)	1,544	4,163
Calendar days for fleet (5)	1,638	4,304
Fleet utilization (6)	94.3%	96.7%

AVERAGE DAILY RESULTS:
Time charter equivalent (7)	$41,767	$21,024
Vessel operating expenses(8)	5,523	4,913
General and administrative expenses (9)	2,300	1,694
Total vessel operating expenses (10)	7,823	6,607

(1) On January 29, 2008, we entered into an Agreement and Plan of Merger with Quintana Maritime Limited ("Quintana") and Bird Acquisition Corp. ("Bird"), our newly established direct wholly-owned subsidiary. On April 15, 2008, we completed the acquisition of 100% of the voting equity interests in Quintana. As a result of the acquisition, Quintana operates as a wholly owned subsidiary of Excel under the name Bird. The acquisition of Quintana was accounted for under the purchase method of accounting. The Company began consolidating Quintana from April 16, 2008, as of which date the results of operations of Quintana are included in our earnings.

(2) The financial information for 2008 has been adjusted to reflect the adoption of Statement of Financial Accounting Standards No. 160, "Non-controlling Interests in Consolidated Financial Statements — an amendment of Accounting Research Bulletin No.51" and FSP No. APB 14-1, "Accounting for Convertible Debt Instruments That May Be Settled in Cash upon Conversion (Including Partial Cash Settlement)", as well as the change in the method of accounting for dry docking and special survey costs discussed above. With the exception of SFAS 160 which requires retrospective application only in the presentation and disclosure requirements, the other two accounting changes require retrospective application for all periods presented and were effected  in the accompanying unaudited interim consolidated financial statements in accordance with  FASB Statement No. 154 "Accounting Changes and Error Corrections", which requires that an accounting change should be retrospectively applied to all prior periods presented, unless it is impractical to determine the prior period impacts. The effect of the above changes is presented in the notes to the unaudited interim consolidated financial statements included elsewhere in this report.

(3) Average number of vessels is the number of vessels that constituted our fleet for the relevant period, as measured by the sum of the number of calendar days each vessel was a part of our fleet during the period divided by the number of calendar days in that period.

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(4) Available days for fleet are the total calendar days the vessels were in our possession for the relevant period after subtracting for off hire days associated with major repairs, dry-dockings or special or intermediate surveys.

(5) Calendar days are the total days we possessed the vessels in our fleet for the relevant period including off hire days associated with major repairs, dry-dockings or special or intermediate surveys.

(6) Fleet utilization is the percentage of time that our vessels were available for revenue generating available days, and is determined by dividing available days by fleet calendar days for the relevant period.

(7) Time charter equivalent, or TCE, is a measure of the average daily revenue performance of a vessel on a per voyage basis. Our method of calculating TCE is consistent with industry standards and is determined by dividing voyage revenues (net of voyage expenses) by available days for the relevant time period. Voyage expenses primarily consist of port, canal and fuel costs, net of gains or losses from the sales of bunkers to time charterers that are unique to a particular voyage, which would otherwise be paid by the charterer under a time charter contract, as well as commissions.

Time charter equivalent revenue and TCE rate are not measures of financial performance under U.S. GAAP and may not be comparable to similarly titled measures of other companies. However, TCE is a standard shipping industry performance measure used primarily to compare period-to-period changes in a shipping company's performance despite changes in the mix of charter types (i.e., spot voyage charters, time charters and bareboat charters) under which the vessels may be employed between the periods. The following table reflects the calculation of our TCE rate for the years presented (amounts in thousands of U.S. dollars, except for TCE rate, which is expressed in U.S. dollars and available days):

	Three months ended March 31,
	2008	2009
Voyage revenues	$69,524	$92,806
Less: Voyage expenses and commissions to related party	(5,036)	(5,284)
Time Charter equivalent revenues	64,488	87,522
Available days for fleet	1,544	4,163
Time charter equivalent (TCE) rate	$41,767	$21,024

(8) Daily vessel operating expenses, which include crew costs, provisions, deck and engine stores, lubricating oil, insurance, maintenance and repairs is calculated by dividing vessel operating expenses by fleet calendar days for the relevant time period.

(9) Daily general and administrative expenses are calculated by dividing general and administrative expenses including foreign exchange differences by fleet calendar days for the relevant time period.

(10) Total vessel operating expenses, or TVOE, is a measurement of our total expenses associated with operating our vessels. TVOE is the sum of vessel operating expenses and general and administrative expenses. Daily TVOE is the sum of daily vessel operating expenses and daily general and administrative expenses.

Results of Operations

Three months ended March 31, 2009 compared to the three months ended March 31, 2008

Voyage revenues from vessels

Voyage revenues increased by $23.3 million, or 33.5%, to $92.8 million in the three months ended March 31, 2009, compared to $69.5 million for the three months ended March 31, 2008.  The increase is attributable to the increase in the average number of vessels operated from 18 during the three months ended March 31, 2008 to 47.8 during the three months ended March 31, 2009 and the higher utilization rate during the 2009 period. Time charter equivalent per ship per day for the three months ended March 31, 2009 amounted to $21,024 compared to time charter equivalent per ship per day of $41,767 for the three month period ended March 31, 2008, a decrease reflecting the market conditions prevailing in late 2008 and early 2009.

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Time charter amortization

Time charter amortization, which relates to the amortization of unfavorable time charters that were fair valued upon the acquisition of Quintana, amounted to $129.1 million for the three months period ended March 31, 2009. Included in the time charter amortization is an amount of $51.5 million related to the accelerated amortization of the deferred liability related to the vessels Sandra and Coal Pride due to the termination of their time charters that were assumed by the Company upon acquiring Quintana. There was no such amortization recorded in the corresponding period in 2008.

Voyage expenses and commissions to a related party

Voyage expenses slightly increased by $0.6 million, or 14.3%, to $4.8 million for the three month period ended March 31, 2009, compared to $4.2 million for the three month period ended March 31, 2008.  Commissions to a related party decreased by $0.4 million or 44.4% to $0.5 million in the three months ended March 31, 2009 as compared to $0.9 million in the respective period in 2008.

Charter hire expense

Charter hire expense amounted to $8.1 million representing bareboat hire for the bareboat vessels.  No charter hire expense existed in the three month period ended March 31, 2008.

Charter hire amortization

Charter hire amortization of $9.8 million relates to the favorable bareboat charters that were fair valued upon the acquisition of Quintana. There was no such charter hire amortization in the corresponding period in 2008.

Vessel operating expenses

Vessel operating expenses increased by $12.1 million, or 134.4%, to $21.1 million in the three month period ended March 31, 2009 compared to $9.0 million for the three month period ended March 31, 2008. The increase is mainly attributable to the increase in the number of vessels operated from an average of 18 vessels for the three month period ended March 31, 2008 to 47.8 vessels for the three month period ended March 31, 2009.

 Daily vessel operating expenses per vessel decreased by $610 or 11%, to $4,913 for the three month period ended March 31, 2009 compared to $5,523 for the corresponding period in 2008. This decrease was mainly attributed to the economies of scale from our merging with Quintana, which reduced the average age of the combined fleet and the application of joint fleet management processes that resulted in significant savings.

Depreciation

Depreciation expense, which includes depreciation of vessels and depreciation of office furniture and equipment increased by $22.5 million, or 281.3%, to $30.5 million for the three month period ended March 31, 2009, compared to $8.0 million for the three month period ended March 31, 2008. The increase is mainly attributable to the increase in the number of vessels operated from an average of 18 vessels for the three month period ended March 31, 2008 to 47.8 vessels for the three month period ended March 31, 2009.

Dry-docking and special survey costs

Following the change in the method of accounting for the drydocking and special survey cost discussed above drydocking and special survey costs represent the costs incurred for passing the vessels' drydocking and special survey. Such costs amounted to $4.1 million in the three month period ended March 31, 2009 as compared to $3.6 million in the respective period of 2008.

General and Administrative Expenses

General and administrative expenses increased by $3.5 million, or 92.1%, to $7.3 million for the three month period ended March 31, 2009 compared to $3.8 million for the three month period ended March 31, 2008. Our general and administrative expenses include salaries and other related costs of the executive officers and other employees, office rent, legal and auditing costs, regulatory compliance costs and other miscellaneous office expenses.

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The general and administrative costs were higher during the three month period ended March 31, 2009 compared to the respective period in 2008 due to the increase in our shore-based personnel following the acquisition of Quintana and the increased costs of operating a larger fleet. Stock-based compensation for the three month period ended March 31, 2009 was $2.4 million as compared to $0.1 million for the corresponding period in 2008. As at March 31, 2009, the total unrecognized cost related to the above awards was $8.5 million and will be recognized through December 31, 2012.

Interest and finance costs, net

Interest and finance costs, net, which include interest and finance costs and interest income, increased by $14.8 million, or 477.4%, to $17.9 million in the three month period ended March 31, 2009 compared to $3.1 million for the respective period in 2008. The increase is primarily attributable to increased interest costs due to the increase in the average outstanding debt balances following the loan obtained to partly finance the acquisition of Quintana in April 2008.

Interest rate swap gains

Interest rate swap gains were $0.6 million for the three month period ended March 31, 2009 as compared to a loss of $1.9 million in the respective period of 2008. Realized interest rate swap losses for the three month period ended March 31, 2009 were $6.2 million as compared to realized interest rate swap losses of $0.1 million in the three month period ended March 31, 2008. In addition, included in interest rate swap losses/gains for the three month periods ended March 31, 2008 and 2009 are unrealized losses of $1.8 million and unrealized gains of $6.7 million, respectively attributable to the mark- to- market valuation of interest rate swaps that do not qualify for hedge accounting.

Other net

Other net amounted to a loss of $0.4 million for the three month period ended March 31, 2009 compared to a loss of $0.1 million in the respective period in 2008.

U.S. source income taxes

U.S. source income taxes amounted to $0.2 million for both three month periods ended March 31, 2008 and 2009.

Income from investment in affiliate

Income from investment relates to our share (18.9%) of the earnings of Oceanaut Inc., or Oceanaut, a blank check corporation that was organized in May 2006 under the laws of the Republic of the Marshall Islands and was formed to acquire, through a merger, capital stock exchange, asset acquisition, stock purchase or other similar business combination, vessels or one or more operating businesses in the shipping industry.

At a special meeting held on April 6, 2009, Oceanaut's shareholders voted to approve the dissolution and liquidation of Oceanaut. As at March 31, 2009, investment in affiliate of $5.2 million represents the amount to be recovered following Oceanaut's liquidation and was received on April 15, 2009.

Loss assumed by non-controlling Interests

Loss assumed by non-controlling interests in the three month period ended March 31, 2009 represents the joint ventures partners' share of the losses of the joint ventures.

Critical Accounting Policies

The discussion and analysis of our financial condition and results of operations is based upon our consolidated financial statements, which have been prepared in accordance with accounting principles generally accepted in the United States, or U.S. GAAP. The preparation of those financial statements requires us to make estimates and judgments that affect the reported amounts of assets and liabilities, revenues and expenses and related disclosure at the date of our financial statements. Actual results may differ from these estimates under different assumptions and conditions.

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Critical accounting policies are those that reflect significant judgments of uncertainties and potentially result in materially different results under different assumptions and conditions. As the discussion and analysis of our financial condition and results of operations is based upon our interim unaudited consolidated financial statements, they do not include all of the information on critical accounting policies normally included in consolidated financial statements. Accordingly, a detailed description of these critical accounting policies should be read in conjunction with the consolidated financial statements and footnotes thereto included in Excel Maritime Carriers Ltd.'s Audited Consolidated Financial Statements for the year ended December 31, 2008, as adjusted, as filed on Form 6-K dated June 1, 2009, to reflect the retrospective adoption of the changes in accounting as adopted by the Company January 1, 2009.  There have been no material changes from the "Critical Accounting Policies" previously disclosed in this Form 6-K.

B. Liquidity and Capital Resources

We operate in a capital-intensive industry, which requires extensive investment in revenue-producing assets. We have historically financed our capital requirements with cash flow from operations, equity contributions from stockholders and long-term bank debt. Our principal use of funds has been capital expenditures to grow our fleet, maintain the quality of our dry bulk vessels, comply with international shipping standards and environmental laws and regulations, fund working capital requirements, make principal repayments on outstanding loan facilities, and pay dividends.

Our liquidity requirements relate to servicing our debt, funding investments in vessels (also refer to Loan Amendments below), funding working capital and maintaining cash reserves. Working capital, which is current assets minus current liabilities, including the current portion of long-term debt, amounted to a deficit of $133.9 million at March 31, 2009 compared to a deficit of $187.9 million at December 31, 2008, a decrease of 28.7%.

Our long-term debt as of March 31, 2009 amounted to $1.5 billion, out of which $178.2 million was payable within the next twelve months. Included in current portion of long-term debt is an amount of $45.0 million which was repaid in April 2009 in relation to the Nordea credit facility as part of the loan amendment discussed below.  Included in the current portion of long-term debt is also $6.1 million of the loan balance of Christine Shipco LLC, one of our joint ventures, as a result of the non-compliance with the additional security clause of the secured loan agreement due to the decrease in the contract's fair market value. As of March 31, 2009 we have unused credit facilities under the respective secured loan agreement of Christine amounting to $10.1 million for the construction of a new building vessel. However, given the non-compliance with the additional security clause and the possible further deterioration in vessel's market values, there is uncertainty that the remaining commitment may be available to us for withdrawal.

For a discussion of our capital expenditures under our joint venture agreements, refer to Note 3. General information and Acquisition of Quintana to the consolidated financial statements.

Because of the recent global economic downturn that has affected the international dry bulk industry we may not be able to obtain bank financing or equity funds in order to finance our liquidity requirements. In order to increase our liquidity, we periodically evaluate transactions that may result in the sale of our older vessels.

Loan amendments

On March 31, 2009 the Company amended its senior secured credit agreement, which we refer to as the Nordea credit facility, with Nordea Bank, acting as administrative agent for secured parties comprising itself and certain other lenders, and its senior secured credit agreement with Credit Suisse, which we refer to as the Credit Suisse credit facility, and modified certain of the loan terms in order to comply with the financial covenants related to its vessels' market values following the significant decline prevailed in the market. In particular, the amended terms of each of the credit facilities which are valid until January 2011 contain financial covenants requiring the Company to maintain minimum liquidity of $25.0 million, maintain

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a leverage ratio based on book values of not greater than 70%, maintain a net worth of not less than $750.0 million, maintain a ratio of EBITDA to gross interest of not less than 1.75:1.0 and maintain an aggregate fair market value of vessels serving as collateral for each of the loans at all times of not less than 65% of the outstanding principal amount of the respective loan. Additionally, under the terms of the amended Nordea credit facility, the Company will also defer principal debt repayments of $150.5 million originally scheduled for 2009 and 2010 to the balloon payment at the end of the facility's term in 2016. During the waiver and deferral periods, the applicable credit facility margins will increase to 2.5% and 2.25%, for the Nordea credit facility and the Credit Suisse credit facility, respectively.

 Equity Infusion

As part of the loan amendments discussed above, entities affiliated with the family of our Chairman of the Board of Directors have injected $45.0 million in the Company, which was applied against the balloon payment of the Nordea credit facility. In exchange for their contribution, the entities received an aggregate of 25,714,286 Class A shares and 5,500,000 warrants, with an exercise price of $3.50 per warrant. The shares, the warrants and the shares issuable on exercise of the warrants will be subject to 12–month lock-ups from March 31, 2009. The Company has the option to defer, again to the balloon payment in 2016, additional principal debt repayments in an amount of up to 100% of the equity contributed, meaning the $45.0 million already received as well as any other equity infusion by the above-mentioned entities during 2009 and 2010.

Dividend Policy

In February 2009, our Board of Directors suspended the payment of dividends, so as to retain cash from operations and use it either to fund our operations or vessel acquisitions or service our debt, depending on market conditions and opportunities. We believe that this suspension will enhance our future flexibility by permitting cash flow that would have been devoted to dividends to be used for opportunities that may arise in the current marketplace.

In addition, currently, our amended credit facilities require that we obtain prior written consent of the lenders before paying any dividends during the period covered by the waiver, and, as a result, we may need to seek the consent of lenders to make future dividend payments, if any.

Cash Flows

Our cash and cash equivalents increased to $130.2 million as of March 31, 2009 compared to $109.8 million as of December 31, 2008. The increase was primarily due to the $45.0 million of equity infusion discussed above.

Operating Activities

The net cash from operating activities decreased by $13.5 million to $40.2 million during the three months ended March 31, 2009, compared to net cash from operating activities of $53.7 million during the same period of 2008. This decrease in net cash from operating activities is primarily attributable to the general decline in the hire rates prevailing in the market during the first quarter of 2009.

Investing Activities

Net cash provided by investing activities was $3.0 million during the three-months ended March 31, 2009, which is mainly the result of $3.7 million representing the sale proceeds of vessel Swift offset by capital expenditures of $0.8 million.  Net cash used in investing activities during the three months ended March 31, 2008 amounted to $6.0 million and mainly consisted of $5.9 million relating to costs for the acquisition of Quintana.

Financing Activities

Net cash used in financing activities was $22.7 million for the three months ended March 31, 2009 which was the result of $68.2 million of loan repayments offset by the equity infusion of $45.0 million.

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Net cash used in financing activities was $13.1 million for the three months ended March 31, 2008 resulted from $8.4 million decrease in our long term debt as a result of principal payments and payment of financing costs of $0.8 million. In addition during the three month period ended March 31, 2008, dividends of $4.0 million were paid.

Quantitative and Qualitative disclosures about market risk

Foreign Currency Risk

We expect to generate all of our revenue in U.S. Dollars. The majority or our operating expenses and management expenses are in U.S. Dollars, and we expect to incur approximately 16% of our operating expenses in currencies other than U.S. Dollars, the majority of which are denominated in Euros. This difference could lead to fluctuations in net income due to changes in the value of the U.S. Dollar relative to other currencies, but we do not expect such fluctuations to be material. We do not currently hedge our exposure to foreign currency fluctuation and were not party to any foreign currency exchange contracts during the three-month periods ended March 31, 2008 and 2009. For accounting purposes, expenses incurred in Euros are translated into U.S. Dollars at the exchange rate prevailing on the date of each transaction.

Inflation Risk

Although inflation has had a moderate impact on the trading fleet's operating and voyage expenses in recent years, management does not consider inflation to be a significant risk to operating or voyage costs in the current economic environment. However, in the event that inflation becomes a significant factor in the global economy, inflationary pressures would result in increased operating, voyage and financing costs.

Interest Rate Risk

We are exposed to market risk from changes in interest rates, which could impact our results of operations and financial condition. Our objective is to manage the impact of interest rate changes on earnings and cash flows of our borrowings. We manage this exposure to market risk through the use of derivative financial instruments. In this respect, we use interest rate swaps to manage net exposure to interest rate fluctuations related to our borrowings and to lower our overall borrowing costs. The following table sets forth the sensitivity of our long-term debt in U.S. Dollars to a 100 basis points increase in LIBOR during the next five years:

Net Difference in Earnings and Cash Flows (in $ millions):

Year	Amount

2009	6.6
2010	8.4
2011	10.5
2012	9.5
2013	8.4

Concentration of Credit Risk

Financial instruments, which potentially subject the Company to significant concentrations of credit risk, consist principally of cash and cash equivalents, trade accounts receivable and derivative contracts (interest rate swaps). The Company places its cash and cash equivalents, consisting mostly of deposits, with high credit qualified financial institutions. The Company performs periodic evaluations of the relative credit standing of those financial institutions. The Company limits its credit risk with accounts receivable by performing ongoing credit evaluations of its customers' financial condition. The Company does not obtain rights to collateral to reduce its credit risk. The Company is exposed to credit risk in the event of non-performance by counter parties to derivative instruments; however, the Company limits its exposure by diversifying among counter parties with high credit ratings.

Interest rate swaps

The Company is exposed to interest rate fluctuations associated with its variable rate borrowings, and its objective is to manage the impact of such fluctuations on earnings and cash flows of its borrowings. In this respect, the Company uses interest rate swaps to manage net exposure to interest rate fluctuations related to its borrowings and to lower its overall borrowing costs. The Company has two interest rate swaps outstanding with a total notional amount of approximately $673.5 million as at March 31, 2009. These interest rate swap agreements do not qualify for hedge accounting, and changes in their fair values are reflected in the Company's earnings.

9

EXCEL MARITIME CARRIERS LTD.

EXCEL MARITIME CARRIERS LTD.
CONSOLIDATED BALANCE SHEETS DECEMBER 31, 2008 AND MARCH 31, 2009
(Expressed in thousands of U.S. Dollars – except for share and per share data)

ASSETS	December 31, 2008	March 31, 2009 (Unaudited)

CURRENT ASSETS:
Cash and cash equivalents	$109,792	$130,249
Restricted cash	53	53
Accounts receivable trade, net	6,220	2,703
Accounts receivable, other	4,027	2,036
Due from related parties (Note 4)	221	105
Inventories	4,714	4,571
Prepayments and advances	2,023	863
Total current assets	127,050	140,580

FIXED ASSETS:
Vessels, net of accumulated depreciation of $165,686 and $195,977	2,786,717	2,752,668
Office furniture and equipment, net of accumulated depreciation of $862 and $962	1,722	1,650
Advances for vessels under construction	106,898	107,566
Total fixed assets, net	2,895,337	2,861,884

OTHER NON CURRENT ASSETS:
Time charters acquired, net of accumulated amortization of $28,447 and $38,293 (Note 8)	264,263	254,417
Restricted cash	24,947	24,947
Investment in affiliate (Note 6)	5,212	5,212
Total assets	$3,316,809	$3,287,040

LIABILITIES AND STOCKHOLDERS' EQUITY

CURRENT LIABILITIES:
Current portion of long-term debt, net of unamortized deferred financing fees (Note 7)	$220,410	$174,826
Accounts payable	6,440	7,241
Due to related parties (Note 4)	641	246
Deferred revenue	13,931	23,581
Accrued liabilities	33,362	29,288
Current portion of financial instruments (Note 12)	40,119	39,272
Total current liabilities	314,903	274,454

Long-term debt, net of current portion and net of unamortized deferred financing fees (Notes 2 and 7)	1,256,707	1,236,640
Time charters acquired, net of accumulated amortization of $233,967 and $363,104 (Note 8)	650,781	521,644
Financial instruments, net of current portion (Note 12)	41,020	35,123
Total liabilities	2,263,411	2,067,861

Commitments and contingencies (Note 13)	-	-

STOCKHOLDERS' EQUITY:
Preferred stock, $0.1 par value: 5,000,000 shares authorized, none issued	-	-
Common Stock, $0.01 par value; 100,000,000 Class A shares and 1,000,000 Class B shares authorized; 46,080,272 Class A shares and 145,746 Class B shares, issued and outstanding at December 31, 2008 and 71,789,899 Class A shares and 145,746 Class B shares, issued and outstanding at March 31, 2009 (Note 9)	461	718
Additional paid-in capital (Note 9)	944,207	991,361
Accumulated Other Comprehensive Loss	(74)	(74)
Retained Earnings	94,063	212,055
Less: Treasury stock (115,529 Class A shares and 588 Class B shares at December 31, 2008 and March 31, 2009)	(189)	(189)
Excel Maritime Carriers Ltd. Stockholders' equity	1,038,468	1,203,871

Non-controlling interests (Notes 2 and 3)	14,930	15,308
Total stockholders' equity	1,053,398	1,219,179

Total liabilities and stockholders' equity	$3,316,809	$3,287,040

The accompanying notes are an integral part of these interim consolidated financial statements.

EXCEL MARITIME CARRIERS LTD.
CONSOLIDATED UNAUDITED STATEMENTS OF INCOME FOR THE THREE MONTH PERIODS ENDED MARCH 31, 2008 (AS ADJUSTED) AND 2009
(Expressed in thousands of U.S. Dollars – except for share and per share data)

	2008	2009
	(as adjusted Note 1)
REVENUES:
Voyage revenues (Note 3)	$69,524	$92,806
Time charter amortization and write off (Note 8)	-	129,137
Revenue from managing related party vessels (Note 4)	233	165
Total revenues	69,757	222,108

EXPENSES:
Voyage expenses	4,168	4,826
Charter hire expense	-	8,096
Charter hire amortization (Note 8)	-	9,846
Commissions to a related party (Note 4)	868	458
Vessel operating expenses	9,047	21,145
Depreciation	7,992	30,533
Dry-docking and special survey costs (Note 2)	3,629	4,106
General and administrative expenses	3,767	7,291
	29,471	86,301
OTHER OPERATING INCOME:
Gain on sale of vessel (Note 5)	-	61

Operating income	40,286	135,868

OTHER INCOME (EXPENSES):
Interest and finance costs (Notes 2 and 7)	(5,730)	(18,023)
Interest income	2,639	76
Interest rate swap gains (losses) (Note 12)	(1,903)	558
Foreign exchange gains (losses)	(138)	88
Other, net	(72)	(440)
Total other income (expenses), net	(5,204)	(17,741)

Net income before taxes and income from investment in affiliate	35,082	118,127
US Source Income taxes	(245)	(176)
Net income before income from investment in affiliate	34,837	117,951

Income from Investment in affiliate	229	-

Net income	35,066	117,951
Less: Loss assumed by the non-controlling interests	-	41
Net income attributable to Excel Maritime Carriers Ltd.	$35,066	$117,992

Earnings per common share, basic	$1.76	$2.57
Weighted average number of shares, basic	19,955,190	45,835,762
Earnings per common share, diluted	$1.76	$2.57
Weighted average number of shares, diluted	19,965,852	45,835,762

The accompanying notes are an integral part of these interim consolidated financial statements.

EXCEL MARITIME CARRIERS LTD.
CONSOLIDATED UNAUDITED STATEMENTS OF CASH FLOWS
FOR THE THREE MONTH PERIODS ENDED MARCH 31, 2008 (AS ADJUSTED) AND 2009
(Expressed in thousands of U.S. Dollars)

	2008	2009
	(as adjusted Note 1)
Cash Flows from Operating Activities:
Net income	$35,066	$117,992
Adjustments to reconcile net income to net cash
provided by operating activities:
Depreciation	7,992	30,533
Amortization of debt discount	1,366	1,492
Amortization and write-off of deferred financing costs	167	1,034
Time charter revenue amortization and write-off, net of charter hire amortization expense	-	(119,291)
Gain on sale of vessel	-	(61)
Stock-based compensation expense	123	2,411
Non-controlling interests	-	(41)
Unrealized interest rate swap loss (gain)	1,757	(6,744)
Income from investment in affiliate	(229)	-
Changes in operating assets and liabilities:
Accounts receivable	(1,392)	5,508
Inventories	311	143
Prepayments and advances	(1)	1,160
Due from affiliate	105	-
Due from related parties	-	116
Accounts payable	3,767	801
Due to related parties	889	(395)
Accrued liabilities	4,943	(4,074)
Deferred revenue	(1,115)	9,650
Net Cash provided by Operating Activities	$53,749	$40,234

Cash Flows from Investing Activities:
Advances for vessels under construction	-	(668)
Additions to vessel cost	-	(78)
Payment for business acquisition costs	(5,941)	-
Proceeds from sale of vessel	-	3,735
Office furniture and equipment	(28)	(28)
Net cash provided by (used in) Investing Activities	$(5,969)	$2,961

Cash Flows from Financing Activities:
Repayment of long-term debt	(8,381)	(68,157)
Non controlling interest	-	419
Dividends paid	(3,989)	-
Issuance of common stock	-	45,000
Payment of financing costs	(755)	-
Net cash used in Financing Activities	$(13,125)	$(22,738)

Net increase in cash and cash equivalents	34,655	20,457
Cash and cash equivalents at beginning of period	243,672	109,792

Cash and cash equivalents at end of period	$278,327	$130,249

SUPPLEMENTAL CASH FLOW INFORMATION:
Cash paid during the period for:
Interest payments	$2,481	$18,025

The accompanying notes are an integral part of these interim consolidated financial statements.

EXCEL MARITIME CARRIERS LTD.
Notes to Unaudited Interim Consolidated Financial Statements
March 31, 2009
(Expressed in thousands of United States Dollars – except for share and per share data, unless otherwise stated)

1.       Basis of Presentation:

The accompanying unaudited interim consolidated financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America ("U.S. GAAP") for interim financial information. Accordingly, they do not include all of the information and footnotes required by U.S. GAAP for complete financial statements. In the opinion of the management of Excel Maritime Carriers Ltd., all adjustments (consisting of normal recurring adjustments) necessary for a fair presentation of financial position, operating results and cash flows have been included in the financial statements. Interim results are not necessarily indicative of results that may be expected for the year ending December 31, 2009.

The 2008 financial information has been adjusted so the basis of presentation is consistent with that of the 2009 financial information. The adjustments reflect (i) the adoption of Statement of Financial Accounting Standards No. 160, "Non-controlling Interests in Consolidated Financial Statements — an amendment of Accounting Research Bulletin No.51" (ii) the application of the Financial Accounting Standards Board, or FASB, Staff Position No. APB 14-1, Accounting for Convertible Debt Instruments that may be Settled in Cash upon Conversion, or FSP APB 14-1, and (iii) the change in the method of accounting for dry docking and special survey costs, all of which are discussed in Note 2 below. These financial statements should be read in conjunction with the consolidated financial statements and footnotes thereto included in Excel Maritime Carriers Ltd.'s Audited Consolidated Financial Statements for the year ended December 31, 2008, as adjusted, as filed on Form 6-K dated June 1, 2009, to reflect the retrospective adoption of the changes in accounting as adopted by the Company January 1, 2009.

The financial information for 2008 has been adjusted to reflect the adoption of Statement of Financial Accounting Standards No. 160, "Non-controlling Interests in Consolidated Financial Statements — an amendment of Accounting Research Bulletin No.51" and FSP No. APB 14-1, "Accounting for Convertible Debt Instruments That May Be Settled in Cash upon Conversion (Including Partial Cash Settlement)", as well as the change in the method of accounting for dry docking and special survey costs discussed in Note 2 below.

2.       Significant Accounting policies:

A discussion of the Company's significant accounting policies can be found in the Audited Consolidated Financial Statements for the fiscal year ended December 31, 2008, as filed on Form 6-K on June 1, 2009.

Newly adopted accounting pronouncements

a)
Effective January 1, 2009, the Company adopted Statement of Financial Accounting Standard ("SFAS") No. 160, Accounting and Reporting of Non-controlling Interest in Consolidated Financial Statements, an Amendment of ARB No. 51. SFAS No. 160 amends Accounting Research Bulletin ("ARB") No. 51, to establish accounting and reporting standards for the non-controlling interest in a subsidiary and for the deconsolidation of a subsidiary. This standard defines a non-controlling interest, previously called a minority interest, as the portion of equity in a subsidiary not attributable, directly or indirectly, to the Company. SFAS No. 160 requires, among other items, that a non-controlling interest be included in the consolidated statement of financial position within equity separate from the Company's equity; consolidated net income to be reported at amounts inclusive of both the Company's and non-controlling interest's shares and, separately, the amounts of consolidated net income attributable to the Company and non-controlling interest all on the consolidated statement of income; and if a subsidiary is deconsolidated, any retained non-controlling equity investment in the former subsidiary be measured at fair value and a gain or loss be recognized in net income based on such fair value. The presentation and disclosure requirements of SFAS No. 160 were applied retrospectively.

b)
Effective January 1, 2009, the Company adopted FASB Staff Position, Accounting Principles Board 14-1, Accounting for Convertible Debt Instruments That May Be Settled in Cash upon Conversion (Including Partial Cash Settlement) ("FSP APB 14-1"). FSP APB 14-1 requires issuers of convertible debt to account separately for the liability and equity components in a manner that reflects the issuers' non-convertible debt borrowing rate. The resulting debt discount is amortized over the period the debt is expected to be outstanding as additional non-cash interest expense. FSP APB 14-1 requires retrospective restatement of all periods presented with the cumulative effect of the change in accounting principles on prior periods recognized in retained earnings as of the beginning of the first period presented.

EXCEL MARITIME CARRIERS LTD.
Notes to Unaudited Interim Consolidated Financial Statements
March 31, 2009
(Expressed in thousands of United States Dollars – except for share and per share data, unless otherwise stated)

2.       Significant Accounting policies-continued

The Company adopted the provisions of FSP APB 14-1, effective January 1, 2009, and have applied those provisions in accounting and reporting for its convertible senior notes.

Change in method of accounting for dry docking and special survey costs

c)
Effective January 1, 2009, the Company changed the method of accounting for dry-docking and special survey costs from the deferral method, under which costs associated with the dry-docking and special survey of a vessel are deferred and charged to expense over the period to a vessel's next scheduled dry-docking, to the direct expense method, under which the dry-docking and special survey costs will be expensed as incurred. Management considers this as a preferable method because (i) it eliminates the subjectivity in the financial statements that occurs when determining which costs are eligible for deferral; such elimination of subjectivity enhances transparency in the balance sheet; (ii) is consistent with recent accounting policy and informal trends in the shipping industry and (iii) is consistent with the asset and liability framework as discussed in CON 6: Elements of Financial Statements a replacement of FASB Concepts Statement No. 3 (incorporating an amendment of FASB Concepts Statement No. 2).

With the exception of SFAS 160 which requires retrospective application only in the presentation and disclosure requirements, the other two accounting changes require retrospective application for all periods presented were effected  in the accompanying unaudited interim consolidated financial statements in accordance with  FASB Statement No. 154 "Accounting Changes and Error Corrections", which requires that an accounting change should be retrospectively applied to all prior periods presented, unless it is impractical to determine the prior period impacts. Accordingly, the previously reported financial information has been adjusted for all prior periods presented to account for these changes as follows:

Consolidated Balance Sheets

	As of December 31, 2008			As of March 31, 2009
	As originally reported	As adjusted	Effect of change	As would be reported absent the accounting change	As reported	Effect of change

Increase (decrease)
Deferred assets, net	16,144	-	(16,144)	18,009	-	(18,009)
Total assets	3,332,953	3,316,809	(16,144)	3,305,049	3,287,040	(18,009)
Long-term debt, net of current portion and net of deferred financing fees	1,304,032	1,256,707	(47,325)	1,282,385	1,236,640	(45,745)
Minority interest	14,930	-	(14,930)	15,308	-	(15,308)
Non-controlling interests	-	14,930	14,930	-	15,308	15,308
Additional Paid-in capital	894,333	944,207	49,874	941,487	991,361	49,874
Retained earnings	112,756	94,063	(18,693)	234,193	212,055	(22,138)
Total equity	1,007,287	1,053,398	46,111	1,176,135	1,219,179	43,044
Total liabilities and equity	3,332,953	3,316,809	(16,144)	3,305,049	3,287,040	(18,009)

EXCEL MARITIME CARRIERS LTD.
Notes to Unaudited Interim Consolidated Financial Statements
March 31, 2009
(Expressed in thousands of United States Dollars – except for share and per share data, unless otherwise stated)

2.       Significant Accounting policies-continued

Consolidated Statements of Income
	As of March 31,
	2008			2009
	As originally reported	As adjusted	Effect of change	As would be reported absent the accounting change	As reported	Effect of change
Income (expense)
Amortization of deferred dry-docking and special survey costs	1,497	-	1,497	2,079	-	2,079
Dry-dock and special survey costs	-	3,629	(3,629)	-	4,106	(4,106)
Operating income	42,418	40,286	(2,132)	137,895	135,868	(2,027)
Interest and finance cost	(4,448)	(5,730)	(1,282)	(16,605)	(18,023)	(1,418)
Net income, before taxes	38,496	35,082	(3,414)	121,572	118,127	(3,445)
Net income after taxes and before income from investment in affiliate	38,251	34,837	(3,414)	121,396	117,951	(3,445)
Net income	38,480	35,066	(3,414)	121,437	117,992	(3,445)
Earnings per common share, basic	$1.93	$1.76	$(0.17)	$2.65	$2.57	$(0.08)
Earnings per common share, diluted	$1.93	$1.76	$(0.17)	$2.65	$2.57	$(0.08)

Consolidated Statements of Cash Flows
	As of March 31,
	2008			2009
	As originally reported	As adjusted	Effect of change	As would be reported absent the accounting change	As reported	Effect of change
Inflow(outflow)
Net income	38,480	35,066	(3,414)	121,437	117,992	(3,445)
Amortization of deferred dry-docking and special survey costs	1,497	-	(1,497)	2,079	-	(2,079)
Amortization of debt discount	-	1,366	1,366	-	1,492	1,492
Amortization and write off of deferred financing fees	251	167	(84)	1,108	1,034	(74)
Minority interest	-	-	-	(41)	-	41
Non-controlling interests	-	-	-	-	(41)	(41)
Dry-dock and special survey costs	(3,629)	-	3,629	(4,106)	-	4,106

d)
Effective January 1, 2009, the Company adopted SFAS 161, Disclosures about Derivative Instruments and Hedging Activities — an Amendment of FASB Statement No. 133, which amends and expands the disclosure requirements of FAS 133, Accounting for Derivative Instruments and Hedging Activities, with the intent to provide users of financial statements with an enhanced understanding of: (a) how and why an entity uses derivative instruments, (b) how derivative instruments and related hedged items are accounted for under FAS 133 and its related interpretations, and (c) how derivative instruments and related hedged items affect an entity's financial position, financial performance, and cash flows. FAS 161 requires qualitative disclosures about objectives and strategies for using derivatives, quantitative disclosures about the fair value of and gains and losses on derivative instruments, and disclosures about credit-risk-related contingent features in derivative instruments. FAS 161 relates to disclosures only and its adoption did not have any effect on the financial condition, results of operations or liquidity of the Company.

EXCEL MARITIME CARRIERS LTD.
Notes to Unaudited Interim Consolidated Financial Statements
March 31, 2009
(Expressed in thousands of United States Dollars – except for share and per share data, unless otherwise stated)

3.       General information and Acquisition of Quintana:

The accompanying unaudited interim consolidated financial statements include the accounts of Excel Maritime Carriers Ltd. and its wholly owned subsidiaries and consolidated joint ventures (collectively, the "Company" or "Excel"). Excel was formed in 1988, under the laws of the Republic of Liberia. The Company is engaged in the ocean transportation of dry bulk cargoes worldwide through the ownership and operation of bulk carrier vessels.  On January 29, 2008, the Company entered into an Agreement and Plan of Merger with Quintana Maritime Limited ("Quintana") and Bird Acquisition Corp. ("Bird"), a newly established direct wholly-owned subsidiary of the Company. On April 15, 2008, the Company completed the acquisition of 100% of the voting equity interests in Quintana. As a result of the acquisition, Quintana operates as a wholly owned subsidiary of Excel under the name Bird. The Company began consolidating Quintana from April 16, 2008, as of which date the results of operations of Quintana are included in the Company's earnings. The following pro forma consolidated financial information reflects the results of operations for the three month period ended March 31, 2008, as if the acquisition of Quintana had occurred at the beginning of the period presented and after giving effect to purchase accounting adjustments and to the accounting changes discussed in Note 2 above. These pro forma results have been prepared for comparative purposes only and do not purport to be indicative of what operating results would have been had the acquisition actually taken place as of the beginning of the period presented.

March 31, 2008
Pro forma revenues	$231,153
Pro forma operating income	141,538
Pro forma net income	101,254
Pro forma per share amounts:
Basic net income	$2.31
Diluted net income	$2.31

Following the acquisition of Quintana discussed above, the Company is the sole owner, except as otherwise noted, of all outstanding shares of the following ship-owning subsidiaries:

	Company	Country of Incorporation	Vessel name	Type	Year of Built
	Ship-owning companies with vessels in operation
1.	Iron Miner Shipco LLC	Marshall Islands	Iron Miner	Capesize	2007
2.	Iron Beauty Shipco LLC	Marshall Islands	Iron Beauty	Capesize	2001
3.	Kirmar Shipco LLC	Marshall Islands	Kirmar	Capesize	2001
4.	Lowlands Beilun Shipco LLC	Marshall Islands	Lowlands Beilun	Capesize	1999
5.	Sandra Shipco LLC (1)	Marshall Islands	Sandra	Capesize	2008
6.	Iron Brooke Shipco LLC	Marshall Islands	Iron Brooke	Kamsarmax	2007
7.	Iron Lindrew Shipco LLC	Marshall Islands	Iron Lindrew	Kamsarmax	2007
8.	Iron Manolis Shipco LLC	Marshall Islands	Iron Manolis	Kamsarmax	2007
9.	Coal Gypsy Shipco LLC	Marshall Islands	Coal Gypsy	Kamsarmax	2006
10.	Coal Hunter Shipco LLC	Marshall Islands	Coal Hunter	Kamsarmax	2006
11.	Pascha Shipco LLC	Marshall Islands	Pascha	Kamsarmax	2006
12.	Santa Barbara Shipco LLC	Marshall Islands	Santa Barbara	Kamsarmax	2006
13.	Iron Fuzeyya Shipco LLC	Marshall Islands	Iron Fuzeyya	Kamsarmax	2006
14.	Ore Hansa Shipco LLC	Marshall Islands	Ore Hansa	Kamsarmax	2006
15.	Iron Kalypso Shipco LLC	Marshall Islands	Iron Kalypso	Kamsarmax	2006
16.	Iron Anne Shipco LLC	Marshall Islands	Iron Anne	Kamsarmax	2006
17.	Iron Bill Shipco LLC	Marshall Islands	Iron Bill	Kamsarmax	2006
18.	Iron Vassilis Shipco LLC	Marshall Islands	Iron Vassilis	Kamsarmax	2006
19.	Iron Bradyn Shipco LLC	Marshall Islands	Iron Bradyn	Kamsarmax	2005
20.	Grain Express Shipco LLC	Marshall Islands	Grain Express	Panamax	2004
21.	Iron Knight Shipco LLC	Marshall Islands	Iron Knight	Panamax	2004
22.	Grain Harvester Shipco LLC	Marshall Islands	Grain Harvester	Panamax	2004
23.	Coal Pride Shipco LLC	Marshall Islands	Coal Pride	Panamax	1999

EXCEL MARITIME CARRIERS LTD.
Notes to Unaudited Interim Consolidated Financial Statements
March 31, 2009
(Expressed in thousands of United States Dollars – except for share and per share data, unless otherwise stated)

3.       General information and Acquisition of Quintana-continued

	Company	Country of Incorporation	Vessel name	Type	Year of Built
	Ship-owning companies with vessels in operation
24.	Fianna Navigation S.A	Liberia	Isminaki	Panamax	1998
25.	Marias Trading Inc.	Liberia	Angela Star	Panamax	1998
26.	Yasmine International Inc.	Liberia	Elinakos	Panamax	1997
27.	Fearless Shipco LLC (2)	Marshall Islands	Fearless I	Panamax	1997
28.	Barbara Shipco LLC (2)	Marshall Islands	Barbara	Panamax	1997
29.	Linda Leah Shipco LLC (2)	Marshall Islands	Linda Leah	Panamax	1997
30.	King Coal Shipco LLC (2)	Marshall Islands	King Coal	Panamax	1997
31.	Coal Age Shipco LLC (2)	Marshall Islands	Coal Age	Panamax	1997
32.	Iron Man Shipco LLC (2)	Marshall Islands	Iron Man	Panamax	1997
33.	Amanda Enterprises Ltd.	Liberia	Happy Day	Panamax	1997
34.	Coal Glory Shipco LLC (2)	Marshall Islands	Coal Glory	Panamax	1995
35.	Fountain Services Ltd.	Liberia	Powerful	Panamax	1994
36.	Teagan Shipholding S.A.	Liberia	First Endeavour	Panamax	1994
37.	Tanaka Services Ltd.	Liberia	Rodon	Panamax	1993
38.	Whitelaw Enterprises Co.	Liberia	Birthday	Panamax	1993
39.	Candy Enterprises Inc.	Liberia	Renuar	Panamax	1993
40.	Harvey Development Corp.	Liberia	Fortezza	Panamax	1993
41.	Minta Holdings S.A.	Liberia	July M	Supramax	2005
42.	Odell International Ltd.	Liberia	Mairouli	Supramax	2005
43.	Ingram Limited	Liberia	Emerald	Handymax	1998
44.	Castalia Services Ltd.	Liberia	Princess I	Handymax	1994
45.	Snapper Marine Ltd.	Liberia	Marybelle	Handymax	1987
46.	Barland Holdings Inc.	Liberia	Attractive	Handymax	1985
47.	Centel Shipping Company Limited	Cyprus	Lady	Handymax	1985

Ship-owning companies with vessels under construction
48.	Christine Shipco LLC (3)	Marshall Islands	Christine	Capesize	Tbd 2010
49.	Hope Shipco LLC (4)	Marshall Islands	Hope	Capesize	Tbd 2010
50.	Lillie Shipco LLC (4)	Marshall Islands	Lillie	Capesize	Tbd 2010
51.	Fritz Shipco LLC (4) (5)	Marshall Islands	Fritz	Capesize	Tbd 2010
52.	Benthe Shipco LLC (4) (5)	Marshall Islands	Benthe	Capesize	Tbd 2010
53.	Gayle Frances Shipco LLC (4) (5)	Marshall Islands	Gayle Frances	Capesize	Tbd 2010
54.	Iron Lena Shipco LLC (4) (5)	Marshall Islands	Iron Lena	Capesize	Tbd 2010

(1)	Formerly Iron Endurance Shipco LLC.
(2)	Indicates a Company whose vessel was sold to a third party in July 2007 and subsequently leased back under a bareboat charter.
(3)	Christine Shipco LLC is owned 42.8% by the Company.
(4)	Consolidated joint venture owned 50% by the Company.
(5)	No refund guarantees have yet been received for the newbuilding contracts owned by these subsidiaries. These vessels may be delayed in delivery or may never be delivered at all.

The following wholly-owned subsidiaries have been established to acquire vessels, although vessels have not yet been identified:

	Company	Country of Incorporation
55.	Magalie Investments Corp.	Liberia
56.	Melba Management Ltd.	Liberia
57.	Naia Development Corp.	Liberia

EXCEL MARITIME CARRIERS LTD.
Notes to Unaudited Interim Consolidated Financial Statements
March 31, 2009
(Expressed in thousands of United States Dollars – except for share and per share data, unless otherwise stated)

3.       General information and Acquisition of Quintana-continued

In addition, the Company is the sole owner of the following non-shipowning subsidiaries:

	Company	Country of Incorporation
58.	Maryville Maritime Inc. (1)	Liberia
59.	Point Holdings Ltd. (2)	Liberia
60.	Thurman International Ltd. (3)	Liberia
61.	Bird Acquisition Corp (4)	Marshall Islands
62.	Quintana Management LLC (5)	Marshall Islands
63.	Quintana Logistics LLC (6)	Marshall Islands
64.	Pisces Shipholding Ltd. (7)	Liberia
65.	Liegh Jane Navigation S.A. (8)	Liberia

(1)	Maryville Maritime Inc. is a management company that provides the commercial and technical management of Excel's vessels and 2 vessels owned by the Company's chairman.

(2)	Point Holdings Ltd. is the parent company (100% owner) of one Cypriot and sixteen Liberian ship-owning companies and five Liberian non ship-owning companies.

(3)	Thurman International Ltd. is the parent company (100% owner) of Centel Shipping Company Limited, the owner of M/V Lady.

(4)
Bird Acquisition Corp. ("Bird") is the parent company (100% owner) of 30 Marshall Islands ship-owning companies. Bird is also a joint-venture partner in seven Marshall Island ship-owning companies, six of which are 50% owned by Bird and one 42.8% owned by Bird. Bird is the successor-in-interest to Quintana Maritime Ltd.

(5)
Quintana Management LLC was the management company for Quintana's vessels, prior to the merger on April 15, 2008. It no longer provides management services to any of Excel's vessels, nor to any third party vessels.

(6)	Quintana Logistics was incorporated in 2005 to engage in chartering operations, including contracts of affreightment. It has no operations since the merger.

(7)	Previously the owning company of Goldmar, a vessel sold during 2006. The Company is currently in the process of being dissolved.

(8)	Previously the owning company of Swift, a vessel sold during the three month period ended March 31, 2009 (Note 5).

In addition, as of March 31, 2009 the Company also owned 18.9% of the outstanding common stock of Oceanaut Inc. ("Oceanaut"), a corporation in the development stage, organized on May 3, 2006 under the laws of the Republic of the Marshall Islands. Oceanaut was formed to acquire, through a merger, capital stock exchange, asset acquisition, stock purchase or other similar business combination, vessels or one or more operating businesses in the shipping industry. Approximately 3.8% of Oceanaut was held by certain of the Company's officers and directors.

During the three months ended March 31, 2008 and 2009 three charterers individually accounted for more than 10% of the Company's voyage revenues as follows:

Charterer	2008	2009
A	10.8%	-
B	-	36.0%
C	-	11.4%

Consolidated Joint Ventures

Following the acquisition of Quintana, the Company is a party to seven joint venture agreements for the formation of joint venture ship-owning companies. Each of the joint ventures was formed to be the owner of a newbuilding Capesize drybulk carrier, under specific construction contracts or MOAs signed for a total contract price of $542.1 million and $2.8 million of extra cost.

EXCEL MARITIME CARRIERS LTD.
Notes to Unaudited Interim Consolidated Financial Statements
March 31, 2009
(Expressed in thousands of United States Dollars – except for share and per share data, unless otherwise stated)

3.       General information and Acquisition of Quintana-continued

Christine Shipco LLC is owned 42.8% by the Company and 28.6% by each of Robertson Maritime Investors LLC ("RMI") and AMCIC Cape Holdings LLC ("AMCIC"), both affiliates to certain members of the Company's Board of Directors. Each of the other six joint ventures, Lillie Shipco LLC, Hope Shipco LLC, Fritz Shipco LLC, Benthe Shipco LLC, Gayle Frances Shipco LLC, and Iron Lena Shipco LLC is owned 50% by the Company and 50% by AMCIC. Advance payments under the contracts amounted to $61.5 million as of March 31, 2009, of which $8.0 million were paid subsequent to the acquisition of Quintana.  The Company has issued performance guarantees on behalf of Lillie Shipco LLC and Hope Shipco LLC, which guarantee the performance of each joint venture's obligations and responsibilities under the newbuilding contracts. In particular, the Company has guaranteed the payment of the contract price of the relevant vessels if the joint ventures are in default under the terms of the contract. The contract prices for the newbuildings are $80.6 million and $80.1 million respectively. The guarantees expire on delivery of the vessels to each joint venture. If the sellers of the vessels were to make demand under the guarantees, the Company would have recourse against AMCIC for breach of the agreement governing the rights and obligations of the joint venture partners.

No refund guarantees have been received for 4 newbuildings of the joint venture ship-owning companies Fritz Shipco LLC, Benthe Shipco LLC, Gayle Frances Shipco LLC, and Iron Lena Shipco LLC, and the construction of these vessels has not commenced yet. Therefore, these vessels may be delivered late or not delivered at all. Until the refund guarantee is received, no instalments will be made. The Company has pledged no assets as collateral for the joint ventures' obligations.

4.       Transactions with Related Parties:

Excel Management Ltd.

The Company has a brokering agreement with Excel Management Ltd., under which Excel Management Ltd. acts as the Company's broker to provide services for the employment and chartering of the Company's vessels, for a commission fee equal to 1.25% of the revenue of each contract Excel Management Ltd. has brokered.  The agreement was effective January 1, 2005 for an initial period of one year and is automatically extended for successive one year periods, unless written notice by either party is given at least one year prior to the commencement of the applicable one year extension period. Commissions charged by Excel Management Ltd. during the three month periods ended March 31, 2008 and 2009 amounted to $868 and $458, respectively and are separately reflected in the accompanying consolidated unaudited statements of income. Amounts due to Excel Management Ltd. as at December 31, 2008 and March 31, 2009 were $175 and $145, respectively, and are included in due to related parties in the accompanying consolidated balance sheets.

Maryville (Note 3) provides shipping services to certain related ship-owning companies, which are affiliated with the Chairman of the Company's Board of Directors. The revenues earned for the three month periods ended March 31, 2008 and 2009 amounted to $233 and $165, respectively and are separately reflected in the accompanying consolidated unaudited statements of income. Amounts due to such related companies as of December 31, 2008 and March 31, 2009 were $466 and $101, respectively and are included in due to related parties in the accompanying consolidated balance sheets. In addition, there was also a receivable from certain of the companies amounting to $221 and $105 as of December 31, 2008 and March 31, 2009, respectively. Such amounts are separately reflected in the accompanying consolidated balance sheets.

In addition, Maryville provides technical and supervision support to the construction of each of the existing joint venture vessels for $60 per annum per vessel, starting from the effective date of the joint venture agreements until their respective delivery.

5.       Sale of vessel:

Based on a Memorandum of Agreement dated February 20, 2009, vessel Swift was sold for net proceeds of approximately $3.7 million. As of December 31, 2008, the vessel's value was impaired and written down to its fair value which approximated the sale proceeds. The vessel was delivered to her new owners on March 16, 2009. Following the sale of the vessel, an amount of $4.6 million was repaid under the $1.4 billion loan discussed in Note 7 below.

EXCEL MARITIME CARRIERS LTD.
Notes to Unaudited Interim Consolidated Financial Statements
March 31, 2009
(Expressed in thousands of United States Dollars – except for share and per share data, unless otherwise stated)

6.      Investment in affiliate:

Investment in affiliate represents the amount to be recovered with respect to the Company's investment held in Oceanaut (Note 3). On April 6, 2009, Oceanaut's shareholders approved its dissolution and liquidation and the Company received an amount of approximately $5.2 million on April 15, 2009.

7.	Long-Term Debt:

The following table summarizes the Company's long-term debt:

Description	December 31, 2008 (as adjusted)	March 31, 2009

Long-term loans, net of unamortized deferred financing costs of $14.9 million and $14.0 million, respectively	1,331,510	1,264,279
Credit facilities of consolidated joint ventures, net of unamortized deferred financing costs of $0.1 million and $0.1 million, respectively	49,932	42,932
1.875% Convertible Senior Notes due 2027, net of unamortized financing costs of $2.6 million and $2.5 million, respectively	102,675	104,255
	1,477,117	1,411,466
Less: Current portion of long-term debt	(220,410)	(174,826)
Long-term debt, net of current portion	1,256,707	1,236,640

As discussed in Note 1 to the consolidated financial statements, in May 2008, the FASB issued FSP APB 14-1 which requires that the liability and equity components of convertible debt instruments that may be settled in cash upon conversion (including partial cash settlement) be separately accounted for in a manner that reflects an issuer's nonconvertible debt borrowing rate. As a result, the liability component is recorded at a discount reflecting its below market coupon interest rate, and is subsequently accreted to its par value over its expected life, with the rate of interest that reflects the market rate at issuance being reflected in the results of operations.

The Company adopted FSP APB 14-1 on January 1, 2009 as its convertible senior notes are within the scope of the standard.  These financial statements have applied FSP APB 14-1 on a retrospective basis, whereby the prior period results have been adjusted.

The Company applied a nonconvertible borrowing rate of 8.64% which resulted in the recognition of a discount on the convertible senior notes totaling $ 51,456, with the offsetting amount recognized as a component of additional paid-in capital. The recognized discount is amortized through October 2014.

On March 31, 2009, the Company concluded an amendment agreement in relation to its $1.4 billion loan facility and modified certain of its terms in order to comply with the financial covenants related to the collateral vessels' market values following the significant decline prevailed in the market and any potential non-compliance with the minimum liquidity covenant. The amended terms which were effective since December 4, 2008 and are valid until January 1, 2011 contain financial covenants requiring the Company to maintain minimum liquidity of $25.0 million,  maintain a leverage ratio based on book values of not greater  than 70%, maintain a book net worth of not less that $750.0 million, maintain a ratio of EBITDA to gross interest of not less than 1.75: 1.0 and maintain an aggregate fair market value of the collateral vessels at all times not less than 65% of the sum of (i) the aggregate outstanding principal amount of the term loan and (ii) the unused commitment under the revolving loan.

In addition, in accordance with the amended terms, the loan margin increased to 2.5% and the loan repayment schedule was modified to defer an amount of $150.5 million in the balloon payment which will be decreased by excess cash flows and equity injections. As part of the loan amendment, the permitted holders as defined in the loan agreement (the "Permitted Holders") should inject not less than $50.0 million of new equity in the form of shares issuance and warrants exercisable no later than twelve months from their issuance. Any shortfall resulting from the non exercisability of the warrants will be covered through new equity raise by the Company. In this respect, on March 31, 2009, the Company received an amount of $45.0 million as proceeds for the issuance of 25,714,286 Class A shares and 5,500,000 warrants, with an exercise price of $3.50 per warrant, to two companies owned and controlled by entities affiliated with the family of the Company's Chairman of the Board of Directors. The proceeds were paid against the balloon payment on April 1, 2009 (Note 14). During the three month period ended March 31, 2009, the warrants were anti-dilutive and thus had no impact on dilutive earnings per share.

During the waiver period the Company shall have the option to declare the deferral of additional one or more instalments up to an aggregate amount equal to the paid-in equity of the Permitted Holders, subject to (i) an increase in the margin of  0.05% as long as any deferrals are outstanding, (ii) 100% of new equity and excess cash proceeds, accumulated after the date of declaring the deferral option, being used towards payment of deferral option amounts as long as deferral options are outstanding, and (iii) deferral options are only permitted if all covenants are being met.

The loan terms also provide that the Company will build a capex reserve up to $50.0 million in a pledged account through excess cash flow and new equity to specifically finance the three newbuildings discussed under Note 3 above. Any amounts left in this reserve after dealing with the three newbuildings will be applied against the deferred payments.

EXCEL MARITIME CARRIERS LTD.
Notes to Unaudited Interim Consolidated Financial Statements
March 31, 2009
(Expressed in thousands of United States Dollars – except for share and per share data, unless otherwise stated)

7.	Long-Term Debt-continued

A first priority mortgage over the vessel Sandra, as well as a first assignment of vessel insurances and earnings has been provided as additional security. In addition, no dividends may be declared and paid until the loan outstanding balance is brought to the same levels as per the original schedule and no event of default exists, while no repurchase of convertible Notes may be effected unless through the concept of exchange offerings (i.e. without any cash outflow for the Company).

In addition, on March 31, 2009, the Company concluded a first supplemental agreement to its term loan of $75.6 million and modified certain of its terms in order to comply with the financial covenants that relate to the vessels' market values following the significant decline prevailed in the market.

The amended terms which were effective since December 4, 2008 and are valid until January 1, 2011 contain financial covenants requiring the Company to maintain minimum liquidity of $25.0 million, maintain a leverage ratio based on book values of not greater than 70%, maintain a book net worth of not less than $750.0 million, maintain a ratio of EBITDA to gross interest of not less than 1.75: 1.0 and maintain an aggregate fair market value of the borrowers' vessels at all times not less than 65% of the sum of the loan. The loan margin increased to 2.25%.

The Company incurred $1.9 million of financing fees in relation to the above loan amendments which will be deferred and amortized over the term of the loan using the effective interest of the restructured loans.

As a result of the debt covenant's waivers obtained in the amendatory agreements described above, the Company was in compliance with all of the applicable debt covenants at March 31, 2009. In addition, based upon projected operating results, management believes it is probable that the Company will meet the financial covenants of the loan agreements discussed above, as amended, at future covenant measurement dates.

Accordingly, in accordance with the provisions of  SFAS No. 78 "Classification of Obligations That Are Callable by the Creditor—an amendment of ARB No. 43, Chapter 3A", EITF 86-30 " Classification of Obligation When a Violation is Waived by the Creditor and  SFAS No. 6 "Classification of Short-Term Obligations Expected to Be Refinanced—an amendment of ARB No. 43, Chapter 3A", all amounts not due within the next twelve months under the amended loan terms, have been classified as long-term liabilities.

In relation to the credit facilities of the joint ventures, as of March 31, 2009, the borrowers did not meet the additional security clause as provided in the loan agreements and as such an amount of $34.0 million was classified in current portion of long-term debt. Included in such current portion are the balances outstanding under Lillie Shipco LLC and Hope Shipco LLC loan agreements amounting to $27.9 million which are repayable according to the loan terms in July 2009.

As of March 31, 2009, the following repayments of principal are required over the next five years and through out their term for the Company's debt facilities, including the credit facilities of the consolidated joint ventures:

Period	Principal Repayment
April 1, 2009 to March 31, 2010	178,157
April 1, 2010 to December 31, 2010	66,253
January 1, 2011 to December 31, 2011	97,200
January 1, 2012 to December 31, 2012	104,200
January 1, 2013 to December 31, 2013	104,200
January 1, 2014 thereafter	921,293
1,471,302
Less: Unamortized debt discount of the 1.875% Unsecured Convertible Senior Notes	(43,202)
Total	1,428,100

EXCEL MARITIME CARRIERS LTD.
Notes to Unaudited Interim Consolidated Financial Statements
March 31, 2009
(Expressed in thousands of United States Dollars – except for share and per share data, unless otherwise stated)

7.	Long-Term Debt-continued

Interest expense for the three month periods ended March 31, 2008 and 2009 for all facilities discussed above amounted to $4.1 million and $13.9 million, respectively and is included in interest and finance costs in the accompanying unaudited consolidated statements of income. Of the 2009 amount, $0.7 million has been capitalized under vessels under construction.

8.	Time Charters acquired:

Upon Quintana's acquisition, the Company assumed its fleet's then existing time charters and recognized an asset of $292.7 million relating to the fair value of the favorable charter-in contracts (bareboat charters – Company being the lessee) and a liability of $884.7 million relating to the fair value of the unfavorable charters – Company being the lessor.

The intangible asset recognized for the fair value of the favorable charter-in contracts relates to the value of the time charters on seven vessels acquired upon acquisition which were previously sold and leased back by Quintana under eight-year term bareboat charters.  The intangible liability recognized for the unfavorable charters assumed relates to Quintana's owned fleet, certain new buildings and the seven vessels discussed above, that were subject to operating leases (charters) at the date of acquisition.

The intangible asset or liability, which represents an adjustment to reflect the fair market value of the charters, was determined by comparing the discounted cash flows under the existing charters with those that could be reached in the current market for the remaining charter period.

Such intangible assets and liabilities are amortized over the remaining term of the related charters as an increase in charter hire expense and revenue, respectively and are classified as non current in the accompanying consolidated balance sheets. Such amortization for the three month period ended March 31, 2009 amounted to $9.8 million and $129.1 million and is separately reflected as charter hire amortization and time charter amortization, respectively. Included in the time charter amortization is an amount of $51.5 million related to the accelerated amortization of the deferred liability related to vessels Sandra and Coal Pride due to the termination of their time charters that were assumed by the Company upon acquiring Quintana.

The amortization schedule of these assets and liabilities for the years to follow until they expire is as follows:

	Amortization
Period	Asset	Liability
April 1, 2009 to March 31, 2010	40,243	294,920
April 1, 2010 to December 31, 2010	30,320	184,793
January 1, 2011 to December 31, 2011	40,243	18,352
January 1, 2012 to December 31, 2012	40,353	8,749
January 1, 2013 to December 31, 2013	40,243	4,852
January 1, 2014 and thereafter	63,015	9,978
Total	254,417	521,644

9.	Changes in capital accounts:

Issuance of shares: As part of the equity infusion discussed in Note 7 above, on March 31, 2009, the Company issued 25,714,286 Class A shares to two companies owned and controlled by entities affiliated with the family of the Company's Chairman of the Board of Directors.

Adoption of recently accounting pronouncements: The effect of the adoption of FSP No. APB 14-1, Accounting for Convertible Debt Instruments That May Be Settled in Cash upon Conversion (Including Partial Cash Settlement) was an increase in additional paid-in capital of approximately $49.9 million, while the adoption of the Statement of Financial Accounting Standards No. 160 (SFAS 160) "Non-controlling Interests in Consolidated Financial Statements", an amendment of ARB No. 51 resulted in an amount of approximately $14.9 million being reflected under stockholders' equity.

EXCEL MARITIME CARRIERS LTD.
Notes to Unaudited Interim Consolidated Financial Statements
March 31, 2009
(Expressed in thousands of United States Dollars – except for share and per share data, unless otherwise stated)

10.	Stock Based Compensation:

On March 11, 2009, the Board of Directors approved the grant of 180,000 class A shares in the form of restricted stock to the Company's executive officers to be vested by 33.3% on each period ending June 30, 2009, 2010 and 2011 (Note 14). In addition, during the three month period ended March 31, 2009, 304,659 share awards were forfeited and 14,978 share awards were vested. At March 31, 2009, the total outstanding stock based awards were 713,208 with an unrecognized cost of $8,476 which will be recognized through December 31, 2012.

11.	Dividends:

In February 2009 the Company's Board of Directors decided to suspend the dividend in light of the challenging conditions both in the freight market and the financial environment. The suspension of dividend was effective from the dividend of the fourth quarter of 2008 and aimed at preserving cash and enhancing the Company's liquidity.

12.	Financial Instruments:

The Company is exposed to interest rate fluctuations associated with its variable rate borrowings and its objective is to manage the impact of such fluctuations on earnings and cash flows of its borrowings. In this respect, the Company uses interest rate swaps to manage net exposure to interest rate fluctuations related to its borrowings and to lower its overall borrowing costs.   These swaps do not meet hedge accounting criteria and accordingly changes in their fair values are reported in earnings. Realized and unrealized gains and losses in the accompanying unaudited consolidated statements of income are analyzed as follows:

	March 31,
	2008	2009
Realized losses	(146)	(6,185)
Unrealized gains/ (losses)	(1,757)	6,743
Total gains/(losses)	(1,903)	558

The above realized and unrealized gains or losses are included in Interest rate swap gains/(losses) in the accompanying unaudited consolidated statements of income.  The fair values of the interest rate swaps determined through Level 2 of the fair value hierarchy as defined in SFAS No. 157 "Fair Value Measurements" are derived principally from or corroborated by observable market data. Inputs include quoted prices for similar assets, liabilities (risk adjusted) and market-corroborated inputs, such as market comparables, interest rates, yield curves and other items that allow value to be determined.

The estimated fair value of the Convertible Senior Notes, which represents the tradable value of the notes, determined through Level 2 inputs of the fair value hierarchy, is approximately $24.8 million.

The carrying values of cash, accounts receivable and accounts payable are reasonable estimates of their fair values due to the short-term nature of those financial instruments. The fair values of long-term bank loans approximate the recorded values due to the variable interest rates payable.

13.    Commitments and Contingencies:

a)
Various claims, suits, and complaints, including those involving government regulations and product liability, arise in the ordinary course of the shipping business. In addition, losses may arise from disputes with charterers, agents, insurance and other claims with suppliers relating to the operations of the Company's vessels. Currently, management is not aware of any such claims or contingent liabilities, which should be disclosed, or for which a provision should be established in the accompanying consolidated financial statements. The Company accrues for the cost of environmental liabilities when management becomes aware that a liability is probable and is able to reasonably estimate the probable exposure. Currently, management is not aware of any such claims or contingent liabilities, which should be disclosed, or for which a provision should be established in the accompanying consolidated financial statements. The Company's protection and indemnity (P&I) insurance coverage for pollution is $1 billion per vessel per incident.

EXCEL MARITIME CARRIERS LTD.
Notes to Unaudited Interim Consolidated Financial Statements
March 31, 2009
(Expressed in thousands of United States Dollars – except for share and per share data, unless otherwise stated)

13.    Commitments and Contingencies-continued

b)
The Company is a defendant in an action commenced in the Supreme Court of the State of New York, New York County by the Company's former Chief Executive Officer, Mr. Christopher I. Georgakis, who has resigned in February 2008, on August 21, 2008 entitled Georgakis v. Excel Maritime Carriers, Ltd., Index No. 650322/08. In his Complaint, Mr. Georgakis alleges that the Company is liable for breach of a November 1, 2004 Stock Option Agreement, common law fraud in connection with the Stock Option Agreement and for defamation arising from a Report on Form 6-K submitted to the SEC. Mr. Georgakis seeks at least $14.8 million in compensatory damages, at least $5.0 million in punitive damages and attorneys' fees and costs. On January 2, 2009, the Company made a motion to dismiss the action for lack of personal jurisdiction and for forum non conveniens.

The Company believes that it has strong defenses to the claims and intends to vigorously defend the action on the merits if the case is dismissed on jurisdictional grounds and is pursued by Mr. Georgakis in a jurisdiction other than New York, or if the Court retains jurisdiction in New York and accordingly has not accrued for any loss contingencies with this respect. However, the ultimate outcome of this case cannot be presently determined.

14.    Subsequent Events:

a)
Loan payments: Subsequent to March 31, 2009, the Company paid loan instalments amounting to $27.5 million in total. In addition, an amount of $45.0 million was paid against the balloon payment of the $1.4 billion loan.

b)	Stock based compensation: On May 19, 2009, the Board of Directors approved an amendment to the grant discussed in Note 10 above and all the 180,000 shares awarded vest on July 1, 2009.

c)
Loan drawdown:  A drawdown notice has been given by Christine Shipco LLC to its lending bank for an amount of $5.1 million, representing 70% of the vessel's next installment to the shipyard.  The remaining amount of approximately $2.2 million was contributed by the non-controlling interest partners.  The loan is expected to be drawn down on June 1, 2009.

Exhibit 2

FORM OF WARRANT

THIS WARRANT AND THE SHARES OF COMMON STOCK ISSUED UPON ANY EXERCISE HEREOF HAVE NOT BEEN REGISTERED UNDER THE SECURITIES ACT OF 1933, AS AMENDED (THE "ACT"), OR ANY STATE SECURITIES OR BLUE SKY LAWS, AND MAY NOT BE SOLD, ASSIGNED, TRANSFERRED, PLEDGED, HYPOTHECATED OR OTHERWISE DISPOSED OF IN THE ABSENCE OF (I) AN EFFECTIVE REGISTRATION STATEMENT UNDER THE ACT AND COMPLIANCE WITH SUCH STATE LAWS OR (II) AN APPLICABLE EXEMPTION THEREFROM AND AN OPINION OF COUNSEL SATISFACTORY TO THE ISSUER THAT SUCH REGISTRATION IS NOT REQUIRED.  THIS WARRANT IS SUBJECT TO AN AGREEMENT BY THE REGISTERED WARRANTHOLDER WITH THE COMPANY NOT TO SELL THIS WARRANT FOR A PERIOD OF TWELVE MONTHS FOLLOWING THE DATE OF ISSUANCE HEREOF.

WARRANT

No. W - __

For the Purchase of [                ] Shares of Common Stock
of Excel Maritime Carriers Ltd.

(Organized under the Laws of the Republic of Liberia)

This is to certify that, for value received, [                       ] or its, his or her permitted assigns (hereinafter called the "Warrantholder"), is entitled, subject to the terms and conditions hereinafter set forth, to purchase [             ] shares of common stock (the "Common Stock") of Excel Maritime Carriers Ltd., a Liberian corporation (hereinafter called the "Company"), from the Company at the purchase price of $3.50 per share, and to receive a certificate or certificates for the shares so purchased.  This Warrant is first issued on March 31, 2009 (the "Original Issue Date"), and shall remain outstanding until the Termination Date (as defined below) subject to the following terms and conditions.

1.           Terms and Exercise of Warrant

(a)           Exercise Period.  Subject to the terms of this Warrant, the Warrantholder shall have the right, at any time during the period commencing on April 1, 2009 and ending at 5:00 P.M., New York City time, on March 31, 2011 (the "Termination Date"), or if such date is a day on which banking institutions in The City of New York or in Hamilton, Bermuda are authorized by law to close, then on the next succeeding day which shall not be such a day (a "Business Day"), to purchase from the Company up to the number of fully paid and nonassessable shares of Common Stock which the Warrantholder may at the time be entitled to purchase pursuant to this Warrant.  Such shares of Common Stock and other shares that the Company may be required by the operation of Section 4 to issue upon the exercise hereof are referred to hereinafter as the "Warrant Shares."

(b)           Method of Exercise.  This Warrant shall be exercised by surrender to the Company, at its principal office at Par La Ville Place, 14 Par La Ville Road, Hamilton HM JX, Bermuda, or at such other address as the Company may designate by notice in writing to the Warrantholder at the address of the Warrantholder appearing on the books of the Company or such other address as the Warrantholder may designate in writing, of this Warrant certificate, together with the form of Election to Purchase, included as Exhibit "A" hereto, duly completed and signed, and upon payment to the Company of the Exercise Price (as defined in Section 3), for the number of Warrant Shares with respect to which this Warrant is then exercised together with all taxes and governmental fees and charges applicable upon such exercise.  Payment of the aggregate Exercise Price shall be made in cash or by certified check or cashier's check drawn on a financial institution reasonably acceptable to the Company, payable to the order of the Company.  In the event the Warrantholder elects to exercise only a portion of the number of Shares of Common Stock which the Warrantholder is entitled to purchase pursuant to this Warrant, the Company

1

shall issue a new Warrant entitling the Warrantholder to purchase the remaining number of Shares not yet exercised (the "New Warrant"); provided, however, all Shares of Common Stock purchased pursuant to this Warrant and any New Warrants must be purchased before the Termination Date.

(c)           Cashless Exercise.  If an Election to Purchase is delivered at a time when (i) the fair market value of the Common Stock is greater than the Exercise Price, (ii) a period of at least six months has passed since the Original Issue Date, and (iii) Lhada Holdings Inc. and Tanew Holdings Inc. have purchased securities from the Company, directly or indirectly, in an aggregate amount of at least $50 million, then the Warrantholder may notify the Company in an Election to Purchase of its election to utilize cashless exercise, in which event the Company shall issue to the Warrantholder the number of Warrant Shares determined as follows:

X = Y [(A - B)/A]

where:

X = the number of Warrant Shares to be issued to the Warrantholder.

Y = the number of Warrant Shares with respect to which this Warrant is being exercised.

A = the Fair Market Value

B = the Exercise Price.

For purposes hereof, "Fair Market Value" shall equal the closing price for the trading day immediately prior to (but not including) the Exercise Date; provided that if the stock is not then trading, the Fair Market Value shall be an amount determined in such reasonable manner as may be prescribed by the Board of Directors of the Company.

(d)           Share Issuance Upon Exercise.  Upon such surrender of this Warrant certificate and payment of such Exercise Price as aforesaid, the Company shall promptly thereafter issue to the Warrantholder in such name or names as the Warrantholder may designate in writing, a certificate or certificates for the number of full Warrant Shares so purchased upon the exercise of the Warrant, together with cash, as provided in Section 5 hereof, with respect to any fractional Warrant Shares otherwise issuable upon such surrender.  Such certificate or certificates shall be deemed to have been issued and any person so designated to be named therein shall be deemed to have become a holder of such Warrant Shares as of the close of business on the date of the surrender of this Warrant and payment of the Exercise Price, as aforesaid, notwithstanding that the certificates representing such Warrant Shares shall not actually have been delivered or that the transfer books of the Company shall then be closed.

2.           Legend On Warrant Shares.

Each certificate for Warrant Shares initially issued upon exercise of this Warrant, unless at the time of exercise such Warrant Shares are registered with the Securities Exchange Commission (the "Commission") under the Securities Act of 1933, as amended (the "Act"), shall bear the following legend:

THE SHARES OF COMMON STOCK REPRESENTED HEREBY HAVE NOT BEEN REGISTERED UNDER THE SECURITIES ACT OF 1933, AS AMENDED (THE "ACT"), OR ANY STATE SECURITIES OR BLUE SKY LAWS, AND MAY NOT BE SOLD, ASSIGNED, TRANSFERRED, PLEDGED, HYPOTHECATED OR OTHERWISE DISPOSED OF IN THE ABSENCE OF (I) AN EFFECTIVE REGISTRATION STATEMENT UNDER THE ACT AND COMPLIANCE WITH SUCH STATE LAWS OR (II) AN APPLICABLE EXEMPTION THEREFROM AND AN OPINION OF COUNSEL SATISFACTORY TO THE ISSUER THAT SUCH REGISTRATION IS NOT REQUIRED.

2

Any certificate issued at any time in exchange or substitution for any certificate bearing such legend (except a new certificate issued upon completion of a public distribution pursuant to a registration statement under the Act of the securities represented thereby) shall also bear the above legend unless, in the opinion of such counsel as shall be reasonably approved by the Company, the securities represented thereby need no longer be subject to such restrictions.

3.           Exercise Price.

The price per share at which Warrant Shares shall be purchasable on the exercise of this Warrant shall be $3.50 per Share, subject to adjustment pursuant to Section 4 hereof (originally and as adjusted, the "Exercise Price").

4.           Adjustment of Exercise Price and Number of Shares.

The number of Warrant Shares issuable upon the exercise of this Warrant Certificate and the Exercise Price shall be subject to adjustment from time to time upon the happening of certain events, as follows:

(a)           Merger.  If at any time there shall be a merger or consolidation of the Company with or into another corporation when the Company is not the surviving corporation, then, as part of such merger or consolidation, lawful provision shall be made so that the Warrantholder shall thereafter be entitled to receive upon exercise of rights herein granted, during the period specified herein and upon payment of the aggregate Exercise Price, the number of shares of stock or other securities or property of the successor corporation resulting from such merger or consolidation, to which a holder of the stock deliverable upon exercise of the rights granted in this Warrant would have been entitled in such merger or consolidation if such rights had been exercised immediately before such merger or consolidation.  In any such case, appropriate adjustment shall be made in the application of the provisions of this Warrant with respect to the rights and interests of the Warrantholder after the merger or consolidation.  The Company will not effect any such merger or consolidation unless, prior to the consummation thereof, the successor corporation shall assume, by written instrument reasonably satisfactory in form and substance to the Warrantholder, the obligations of the Company under this Warrant.

(b)           Reclassification, Etc.  If the Company at any time shall, by combination or reclassification of securities or otherwise, change any of the securities as to which purchase rights under this Warrant exist into the same or a different number of securities of any other class or classes, this Warrant shall thereafter represent the right to acquire such number and kind of securities as would have been issuable as the result of such change with respect to the securities which were subject to the purchase rights under this Warrant immediately prior to such combination, reclassification or other change.

(c)           Stock Dividends, Splits, Subdivisions or Combination of Shares.  If the Company at any time shall pay a stock dividend on its Common Stock or otherwise makes a distribution on any class of capital stock that is payable in shares of Common Stock, split or subdivide its Common Stock, the Exercise Price shall be proportionately decreased and the number of Warrant Shares issuable pursuant to this Warrant shall be proportionately increased.  If the Company at any time shall combine or reverse split its Common Stock, the Exercise Price shall be proportionately increased and the number of Warrant Shares issuable pursuant to this Warrant shall be proportionately decreased.

(d)           Notices of Corporate Events.  If the Company (i) shall take a record of the holders of its Common Stock for the purpose of entitling them to receive any dividend or other distribution of cash, securities or other property in respect of its Common Stock, (ii) authorizes or approves any (a) capital reorganization of the Company, (b) any reclassification of the capital stock of the Company, (c) any consolidation or merger of the Company with or into another corporation, (d) any sale of all or substantially all of its assets in one or a series of related transactions or (e) any tender offer or exchange offer pursuant to which holders of the Common Stock are permitted to tender or exchange their shares for other securities, cash or property or (iii) authorizes the voluntary dissolution, liquidation or winding up of the Company, then the Company shall mail or cause to be mailed to each Warrantholder a notice describing the material terms and conditions of such transaction at least 20 calendar days

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prior to the applicable record or effective date on which a person would need to hold Common Stock in order to participate in or vote with respect to such transaction, and the Company will take all steps reasonably necessary in order to insure that the Warrantholder is given the practical opportunity to exercise this Warrant prior to such time so as to participate in or vote with respect to such transaction; provided, however, that the failure to deliver such notice or any defect therein shall not affect the validity of the corporate action required to be described in such notice.

(e)           No other Adjustments; Warrant Certificates.  Except as provided in this Section 4, no other adjustments in the Exercise Price or the number or kind of securities issuable upon exercise of this Warrant shall be made during the term of this Warrant or upon exercise of this Warrant.

Irrespective of any adjustments in the Exercise Price or the number or kind of securities issuable upon the exercise of this Warrant, the Warrant certificate or certificates theretofore or thereafter issued may continue to express the same price or number or kind of securities stated in this Warrant initially issuable hereunder.

5.           Fractional Interest.

The Company shall not be required to issue fractional shares upon exercise of this Warrant but shall pay an amount of cash equal to the then current trading price, or if there is no public market, cash equal to the then fair market value of the shares as reasonably determined by the Board of Directors of the Company, multiplied by such fraction.

6.  Transfers of Warrant

(a)  Transfer, etc.  The Company shall from time to time register the transfer of this Warrant on its books and records upon surrender of this Warrant accompanied by a written instrument or instruments of transfer substantially in the form of Exhibit B attached hereto, duly executed by the registered holder or holders thereof or by the duly appointed legal representative thereof or by a duly authorized attorney or by the duly authorized agent, provided, however, that (i) the transferee be a Permitted Holder (as defined below) and (ii) the Warrantholder shall have given at least eight (5) Business Days prior notice thereof to the Company, which notice shall include the identity of the transferee.  Upon any such registration of transfer, a new Warrant shall be promptly issued to the transferee(s), in the denomination or denominations specified in such instrument of transfer, and if requested by the Warrantholder, the Company shall issue to the Warrantholder a new Warrant evidencing the portion of this Warrant not so transferred. This Warrant shall be surrendered by the Warrantholder and cancelled and disposed of by the Company. A Warrant, if properly transferred in compliance with this Section 6, may be exercised by a new holder for the receipt of shares of Common Stock without having a new Warrant issued.

For the purposes of this Warrant, the term "Permitted Holders" means the persons who are named in "Risk Factors" in the Company's F-4 filing dated February 15, 2008 and (A) each of their spouses, parents, siblings, family members (including adopted children), lineal descendants, spouses of their lineal descendants and adopted children and/or (B) the heirs, executors, administrators, testamentary trustees and legatees and/or (C) any foundation controlled by any of the foregoing persons, any trusts for the benefit of any of the foregoing persons, any corporations controlled by the foregoing persons and any affiliates of the foregoing persons

(b)  Transferee.  Any person in possession of this Warrant properly endorsed and, if not the original holder hereof, to whom possession was transferred in accordance with the provisions of this Section 6 is authorized to represent himself as absolute owner hereof and is granted power to transfer absolute title hereto by endorsement and delivery hereof to a bona fide purchaser hereof for value; each prior Warrantholder, taker or owner waives and renounces all of his equities or rights in this Warrant in favor of every such bona fide purchaser, and every such bona fide purchaser shall acquire title hereto and to all rights represented hereby.

(c)  Applicable Laws.  The Company shall not be required to register any transfer of this Warrant pursuant to Section 6 hereof if such registration or transfer violates applicable laws, including applicable United States or other securities laws.

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7.           No Rights as Shareholder Conferred by Warrant.

This Warrant shall not entitle the Warrantholder to any of the rights of a holder of any common stock of the Company, including, without limitation, the right to receive dividends, if any, or payments upon the liquidation, dissolution or winding up of the Company or to exercise any voting rights.

8.           Notices.

Any notice given pursuant to this Warrant by the Company or by the Warrantholder shall be in writing and shall be deemed to have been duly given upon (a) transmitter's confirmation of the receipt of a facsimile transmission, (b) confirmed delivery by a standard overnight carrier or (c) the expiration of five business days after the day when mailed by certified or registered mail, return receipt requested, postage prepaid at the addresses:

If to the Company:
Par La Ville Place
14 Par La Ville Road
Hamilton HM JX
Bermuda

If to the Warrantholder, then to the address of the Warrantholder in the Company's books and records.

Each party hereto may, from time to time, change the address to which notices to it are to be transmitted, delivered or mailed hereunder by written notice in accordance herewith to the other party.

9.           General Provisions.

(a)           Successors.  All the covenants and provisions of this Warrant shall bind and inure to the benefit of the respective executors, administrators, successors and assigns of the Warrantholder and the Company.

(b)           Choice of Law.  THIS WARRANT AND THE RIGHTS OF THE PARTIES HEREUNDER SHALL BE GOVERNED BY AND CONSTRUED IN ACCORDANCE WITH THE LAWS OF THE STATE OF NEW YORK, INCLUDING ALL MATTERS OF CONSTRUCTION, VALIDITY, PERFORMANCE, AND ENFORCEMENT, AND WITHOUT GIVING EFFECT TO THE PRINCIPLES OF CONFLICT OF LAWS.

(c)           Entire Agreement.  Except as provided herein, this Warrant, including exhibits, contains the entire agreement of the parties, and supersedes all existing negotiations, representations or agreements and other oral, written, or other communications between them concerning the subject matter of this Warrant.

(d)           Severability.  If any provision of this Warrant is unenforceable, invalid, or violates applicable law, such provision shall be deemed stricken and shall not affect the enforceability of any other provisions of this Warrant.

(e)           Captions.  The captions in this Warrant are inserted only as a matter of convenience and for reference and shall not be deemed to define, limit, enlarge, or describe the scope of this Warrant or the relationship of the parties, and shall not affect this Warrant or the construction of any provisions herein.

(f)           This Warrant may not be amended other than by a writing duly executed by each of the Warrantholder and the Company.

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IN WITNESS WHEREOF, the Company caused this Warrant to be duly executed as of the date first above written.

EXCEL MARITIME CARRIERS LTD.

By:
Title:

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EXHIBIT A

NOTICE OF EXERCISE

TO:           EXCEL MARITIME CARRIERS LTD.

(1)           The undersigned hereby elects to purchase ________ Warrant Shares of the Company pursuant to the terms of the attached Warrant (only if exercised in full), and tenders herewith payment of the exercise price in full, together with all applicable transfer taxes, if any.

(2)           The Warrantholder intends that payment of the Exercise Price shall be made as (check one):

[ ]
Cash Exercise. The undersigned has paid or delivered to the Company $__________, the aggregate Exercise Price for ___________ shares of the Company's Common Stock purchased herewith, in full in cash or by certified or official bank check or wire transfer.

[ ]
Cashless Exercise. In exchange for the issuance of _______ shares of the Company's Common Stock, the undersigned hereby agrees to surrender the right to purchase _______ shares of Common Stock pursuant to the cashless exercise provisions set forth in Section 1(c) of the Warrant.

(3)           Please issue a certificate or certificates representing said Warrant Shares in the name of the undersigned or in such other name as is specified below:

The Warrant Shares shall be delivered to the following:

(4)  Accredited Investor.  The undersigned is an "accredited investor" as defined in Regulation D promulgated under the Securities Act of 1933, as amended.

[SIGNATURE OF WARRANTHOLDER]

Name of Investing Entity:
Signature of Authorized Signatory of Investing Entity:
Name of Authorized Signatory:
Title of Authorized Signatory:
Date:

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EXHIBIT B

EXCEL MARITIME CARRIERS LTD.

WARRANT TRANSFER FORM

FOR VALUE RECEIVED, the undersigned hereby sells, assigns and transfers unto ____________________ the attached Warrant and appoints the Secretary of Excel Maritime Carriers Ltd. (the "Company") as its, his or her attorney to transfer said right on the books of the Company with full power of substitution in the premises.

Dated:

(Signature must conform in all respects to name of Warrantholder as specified on the face of the Warrant or on the Company's books and records)

Address

SK 02545 0001 980809 v2

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SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

EXCEL MARITIME CARRIERS LTD.
(registrant)

Dated: June 1, 2009	/s/ Lefteris Papatrifon
By: Lefteris Papatrifon
Chief Financial Officer

SK 02545 0001 1000713